Exhibit 99.1

September 4, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Golar LNG Partners LP (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Form 6-K of Golar LNG Partners LP dated September 4, 2014. We agree with the statements concerning our Firm in such Form 6-K.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
As Auditors of Golar LNG Partners LP

Change in Registrant’s Certifying Accountant

On August 14, 2014, the Audit Committee (the “Audit Committee”) and Board of Directors of Golar LNG Partners LP (the “Partnership”) approved the appointment of Ernst & Young LLP (“Ernst &Young”) as the Partnership’s principal accountants. PricewaterhouseCoopers LLP was previously the principal accountants for the Partnership. Following the Audit Committee’s approval of Ernst & Young, PricewaterhouseCoopers LLP was dismissed.

The audit reports of PricewaterhouseCoopers LLP on the consolidated financial statements of the Partnership as of and for the years ended December 31, 2012 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor was the opinion qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2013, and the subsequent period through August 14, 2014, there were: (1) no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v).

The Partnership has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of such letter, dated September 4, 2014, is filed as Exhibit 99.1 to this Form 6-K.